

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Gary Matthews
Chief Executive Officer
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022

> **Re: Seven Oaks Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 20, 2020**
> **CIK No. 0001828672**

Dear Mr. Matthews:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. As it appears that JonesTrading may be affiliated with the company through Jones & Associates, please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of JonesTrading, including the footnote to the fee table and alternate pages for the market-making prospectus.

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction